United States securities and exchange commission logo





                              March 1, 2023

       Shane O   Connor
       Chief Financial Officer
       UniFirst Corporation
       68 Jonspin Road
       Wilmington, MA 01887

                                                        Re: UniFirst
Corporation
                                                            Form 10-K for
Fiscal Year Ended August 27, 2022
                                                            Filed October 26,
2022
                                                            Form 8-K Furnished
October 19, 2022
                                                            File No. 001-08504

       Dear Shane O   Connor:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended August 27, 2022

       Item 7. Management's Discussion and Analysis
       Fiscal Year Ended August 27, 2022 Compared with Fiscal Year Ended August 28, 2021, page 28

   1. Where you identify two or more factors which contributed to material changes in financial statement line items,
please expand your disclosures to quantify the individual impact of each factor. In this
regard, we note you have identified multiple factors contributing to the increases in revenues
and cost of revenues for your Core Laundry Operations' without quantification of the
factors cited. Additionally, to the extent your results have been impacted by the current
inflationary environment, please provide the impact in
                                                        quantitative terms, to
the extent practicable. Please note this comment applies to all future periodic reporting, as
we note similar instances in your Form 10-Q for the period ended
                                                        November 26, 2022.
Refer to Item 303(b) of Regulation S-K.
 Shane O   Connor
UniFirst Corporation
March 1, 2023
Page 2
Form 8-K Furnished October 19, 2022

Exhibit 99, page 1

2. We note you present certain non-GAAP measures which remove the impacts related to your "Key Initiatives." On page 28 of your FY 2022 Form 10-K, you state these initiatives are a focus over the next few years, and include costs related to your CRM system, investments in the UniFirst brand, and ERP system. Please tell us your consideration of Question 100.01 of the staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures "C&DI's" in determining the appropriateness of each component comprising your key initiatives adjustment. Also, please refer to
         Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of the non-GAAP C&DI's in
         regards to your statement describing these excluded costs as "non-recurring."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameShane O   Connor                            Sincerely,
Comapany NameUniFirst Corporation
                                                            Division of
Corporation Finance
March 1, 2023 Page 2                                        Office of Trade &
Services
FirstName LastName